UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                     to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Apogee Enterprises, Inc.

401(k) Retirement Plan

Employer ID No: 41-0919654

Plan Number: 005

Financial Statements as of and for the

Years Ended December 31, 2011 and 2010,

Supplemental Schedule as of December 31, 2011,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Apogee Enterprises, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 26, 2012

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$203,567,239	$207,957,402

EMPLOYER CONTRIBUTIONS RECEIVABLE	38,264	4,486,978

CASH	211,008	161,305

NOTES RECEIVABLE FROM PARTICIPANTS	9,445,631	9,183,086

NET ASSETS REFLECTING ALL INVESTMENTS — At fair value	213,262,142	221,788,771

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(2,331,178)	(1,916,200)

NET ASSETS AVAILABLE FOR BENEFITS	$210,930,964	$219,872,571

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$219,872,571	$197,758,718

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized (depreciation) appreciation of investments	(8,218,275)	20,082,933
Interest and dividend income	4,792,534	3,907,111
Loan interest income	424,320	454,767
Employee contributions	7,473,045	7,635,606
Employer contributions	3,327,803	6,138,746
Rollover contributions	119,224	238,278
Litigation settlement (Note 5)	—	2,576,943
Distributions to participants	(16,775,669)	(18,841,671)
Administrative expenses	(84,589)	(78,860)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$210,930,964	$219,872,571

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administrator, Trustee, and Record Keeper — The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. State Street Bank and Trust (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. ING Institutional Plan Services, LLC is the record keeper.

Effective May 1, 2012, the Plan changed its trustee to the Principal Trust Company and record keeper to the Principal Financial Group.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (IRS) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of the anniversary date of hire, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions.

From March 1, 2011 to December 31, 2011, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1%, and 50% on each incremental percentage up to 6%. For the year ended December 31, 2010 and the period through February 28, 2011, the Company contributed for eligible nonunion participants an amount equal to 30% of the first 6% of base compensation contributed by participants to the Plan.

For the year ended December 31, 2010, the Company contributed to eligible nonunion participants who completed 1,000 hours of qualified service and were employed on December 31 an amount determined as a percentage of the participant’s eligible compensation and years of service with the Company. Employer contributions were 3% for less than 10 years of service, 4% for more than 10 years but less than 20 years of service, and 5% for 20 years or more of service. For the year ended December 31, 2011, no Company contribution was made based on years of service, as the Plan was amended effective January 1, 2011 to discontinue this contribution.

Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc. and the Tru Vue Union. The Company made a contribution in the amount of $38,264 in 2011 and $31,846 in 2010 for eligible members of the Tru Vue Union, which is included as the employer contributions receivable in the statements of net assets available for benefits. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pretax and Company contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 24 mutual funds and common collective trust funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting — Participants’ pretax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $75,000 and $170,000, respectively. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s matching contribution. During the year ended December 31, 2011, employer contributions were reduced by $92,350 from forfeited nonvested accounts. Effective January 1, 2012, all participants become 100% vested in their Company contribution accounts after two years of qualified service with the Company or in the event of death, disability, or retirement.

Loans — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

All new loans in 2011 had an interest rate of 4.25%. Participant loans of $9,445,631 and $9,183,086 were outstanding as of December 31, 2011 and 2010, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Local 73 Pension Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59-1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Money market funds are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of the underlying investments. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The stable value fund has underlying investments in investment contracts which are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The statements of changes in net assets available for benefits is presented on a contract value basis. Participant loans are valued at the outstanding loan balances plus an accrued but unpaid interest which approximates fair value.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur, except for the stable value fund as described above.

New Accounting Standards — The accounting standard initially adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective —

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. The Plan administrators have not determined the impact on the disclosures in the financial statements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, registered investment companies, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Administrative Expenses — All administrative expenses related to trustee and recordkeeping were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2011 and 2010, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $58,000 and $73,900, respectively.

Subsequent Events — In connection with preparing the Plan financial statements for the year ended December 31, 2011, the Company has evaluated subsequent events for potential recognition and disclosure and determined that there were no subsequent events which required recognition or disclosure in the financial statements other than the change to the Plan record keeper, trustee and vesting period which are disclosed in Note 1.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010
ING Intermediate Stable Value Fund*	$40,265,880	$33,186,795
T.Rowe Price 2025 Fund	15,779,913	16,486,722
Lord Abbett Developing Growth Fund	15,288,667	16,756,699
T.Rowe Price 2020 Fund	12,762,641	13,701,492
State Street Global Advisors S&P 500 Index Fund*	12,734,412	13,714,709
T.Rowe Price 2030 Fund	11,712,588	12,597,101
Columbia Dividend Opportunity Fund	10,881,943	**
American Funds EuroPacific Growth Fund	**	13,334,194
Eaton Vance Large Cap Value Fund	**	12,242,551

*	Denotes party-in-interest
**	Denotes less than 5% of net assets

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Common/collective funds:
State Street Global Advisors S&P 500 Index Fund*	$302,276	$1,767,917
State Street Global Advisors Russell 2000 Fund*	(32,902)	59,718
State Street Global Advisors Mid Cap Fund*	(241,647)	1,916,599

Total common/collective funds	27,727	3,744,234

Employer securities —
Apogee Enterprises, Inc. Common Stock*	(594,584)	(263,433)

Mutual funds:
Columbia Dividend Opportunity Fund	203,137	—
PIMCO Total Return Fund	(734)	(27,023)
T.Rowe Price Income Fund	(17,496)	56,605
Vanguard International Stock Fund Investor Shares	(19,585)	43,269
T.Rowe Price 2010 Fund	(20,936)	197,911
Artisan Midcap Value Fund	(41,840)	95,557
ING Columbia Small Cap Fund*	(53,246)	159,678
Vanguard International Stock Fund Signal Shares	(114,312)	—
T.Rowe Price 2050 Fund	(119,029)	240,252
T.Rowe Price 2015 Fund	(161,413)	886,568
ING FMR Diversified Midcap Fund*	(182,552)	250,233
T.Rowe Price 2045 Fund	(232,590)	561,161
Dodge & Cox International Fund	(233,613)	115,711
American Funds Growth Fund of America	(286,268)	717,253
Wells Fargo Advantage Growth Fund	(293,559)	—
T.Rowe Price 2040 Fund	(394,127)	904,347
T.Rowe Price 2020 Fund	(404,398)	1,491,283
T.Rowe Price 2035 Fund	(451,769)	1,131,570
T.Rowe Price 2030 Fund	(511,362)	1,511,726
T.Rowe Price 2025 Fund	(609,615)	1,906,534
Eaton Vance Large Cap Value Fund	(874,344)	983,299
Lord Abbett Developing Growth Fund	(1,027,266)	4,454,340
American Funds EuroPacific Growth Fund	(1,804,501)	921,858

Total mutual funds	(7,651,418)	16,602,132

Net (depreciation) appreciation in fair value of investments	$(8,218,275)	$20,082,933

*	Denotes party-in-interest

4.	STABLE VALUE FUND

The ING Intermediate Stable Value Fund (the “Fund”) is a pooled separate account that invests in a range of publicly traded fixed income instruments. It provides a specified rate of return to Plan participants based on the performance of the underlying assets, and such returns are reinvested into the Fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals.

The Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. The Plan administrator believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the ability of the fund to transact at contract value:

Participation in the Fund — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to non-competing funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	Plant closings, layoffs, bankruptcy or reorganization, mergers, or early retirement incentive programs

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Investments in the Fund — The Fund invests in fixed-income securities and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain capital preservation and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	An uncured default by either the Fund or issuer allowing the non-defaulting party to terminate the contract

•	Any change in law, regulation, or administrative ruling that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	LITIGATION

In January 2009, the Company, on behalf of the Plan, commenced a lawsuit against State Street Bank and Trust Company (“State Street”) and ING Institutional Plan Services, LLC (formerly CitiStreet, LLC) (“ING”) to recover certain losses the Plan suffered during 2007. The Company has agreed to fund the litigation expenses of such suit and to recover such expenditures only should the Plan recover lost earnings. The Company and the Plan have entered into an agreement regarding such expenditures.

In March 2010, the Plan received $3,486,351 from a fair fund that State Street had set up as a result of a settlement between State Street and the Securities and Exchange Commission (“SEC”). This settlement resulted from an investigation the SEC launched into certain losses from State Street’s income funds which the Plan was invested in. The Plan transferred $909,408 to the Company to offset the attorneys’ fees and costs it had incurred in its ongoing litigation against State Street and ING. The remaining $2,576,943 was allocated to participants who were invested in the fund when the losses occurred. In November 2010, ING filed an amended answer in the case, which included counter claims and cross-claims against the Company, the Plan Administrators, Silver Oak Wealth Management, the Plan’s former investment advisor, and State Street seeking contribution and indemnification should ING be found liable to the Plan. The Company’s lawsuit against State Street and ING, including ING’s counter claims and cross-claims, is still ongoing.

6.	TAX STATUS

The Company received a favorable determination letter dated February 6, 2012, from the IRS stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has determined no uncertain tax positions have been taken or expect to be taken as of December 31, 2011 and 2010. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for reporting years prior to December 31, 2008.

7.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances would become 100% vested immediately.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company and ING Institutional Services, LLC. State Street Bank and Trust Company is the trustee as defined by the Plan and ING Institutional Services is the record keeper, and therefore, these transactions qualify as exempt party-in-interest transactions. The Plan paid $32,582 and $9,442 to State Street Bank and Trust Company and ING Institutional Services, respectively, for investment management services for the year ended December 31, 2011. The Plan also received $3,486,351 from State Street Bank and Trust Company and paid the Company $909,408 related to the disclosure in Note 5.

At December 31, 2011 and 2010, the Plan held 638,305 and 626,410 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $7,023,116 and $6,935,172, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from the Company’s common stock of $199,661 and $204,599, respectively.

9.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value as of December 31, 2011, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Retirement target funds	$71,730,090	$—	$—	$71,730,090
Small-cap funds	16,751,705	—	—	16,751,705
Income funds	11,840,613	—	—	11,840,613
International stock funds	11,678,543	—	—	11,678,543
Fixed-income funds	9,339,621	—	—	9,339,621
Large cap funds	6,529,837	—	—	6,529,837
Mid cap funds	3,385,723	—	—	3,385,723
Apogee common stock	7,799,659	—	—	7,799,659
Money market	71,348	—	—	71,348
Stable value fund	—	42,597,058	—	42,597,058
Common collective trust funds:
Index funds	—	21,843,042	—	21,843,042

Total	$139,127,139	$64,440,100	$—	$203,567,239

Financial assets and liabilities measured at fair value as of December 31, 2010, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Retirement target funds	$75,665,969	$—	$—	$75,665,969
Large cap funds	19,667,458	—	—	19,667,458
International stock funds	15,110,429	—	—	15,110,429
Small-cap funds	17,961,080	—	—	17,961,080
Fixed-income funds	8,712,827	—	—	8,712,827
Mid cap funds	3,026,330	—	—	3,026,330
Income funds	796,715	—	—	796,715
Apogee common stock	8,419,389	—	—	8,419,389
Money market	181,176	—	—	181,176
Stable value fund	—	35,102,995	—	35,102,995
Common collective trust funds:
Index funds	—	23,313,034	—	23,313,034

Total	$149,541,373	$58,416,029	$—	$207,957,402

The Stable Value Fund is a diversified portfolio of fixed-income assets. This diversified fund seeks to maintain a high overall credit quality and consists of various publicly traded fixed-income instruments. The current average credit quality of the underlying fixed-income investment strategy is AA and is benchmarked to the Barclays Capital U.S. Aggregate Index. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2011.

The Index Funds are a diversified portfolio of all stocks representing the S&P 500, Russell 2000, and Midcap Indices. These funds seek to closely reproduce the returns of the U.S. stock market captured by these indices. The funds may also hold 2% to 5% of their value in futures contracts. The strategy of investing in the same stocks as the Index minimizes the need for trading and therefore results in lower expenses. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2011.

Following is a description of the valuation methodologies used for assets measured at fair value:

Level 1 — Valued at the closing price reported on the active market on which the individual securities are traded.

Level 2 — Valued using other significant observable inputs which include quoted prices for similar securities, interest rates, prepayments speeds, and credit risk.

Level 3 — Value is determined by using significant unobservable inputs. Unobservable inputs reflect assumptions about the factors market participants would use in valuing a portfolio instrument and would be based on the best information available.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Investments at fair value per financial statements	$203,567,239	$207,957,402
Classification of participants loans as Notes Receivable	9,445,631	9,183,086
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,331,178)	(1,916,200)

Investments per the Form 5500	$210,681,692	$215,224,288

For the year ended December 31, 2011, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

Total distributions to participants per the financial statements	$(16,775,669)
Add amount allocated to participants for withdrawal at December 31, 2010	73,900
Less amount allocated to participants for withdrawal at December 31, 2011	(58,000)

Total distributions to participants per the Form 5500	$(16,759,769)

For the year ended December 31, 2011, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

Net assets available for benefits per the financial statements	$210,930,964
Less amount allocated to participants for withdrawal at December 31, 2011	(58,000)

Net assets available for benefits per the Form 5500	$210,872,964

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Description	Cost	Description of Investment	Current Value
State Street Global Advisors Money Market Fund*	**	Money Market	$71,348
ING Intermediate Stable Value Fund*	**	Pooled Separate Account	40,265,880
State Street Global Advisors S&P 500 Index Fund*	**	Common/Collective Trust	12,734,412
State Street Global Advisors Mid Cap Fund*	**	Common/Collective Trust	8,481,102
State Street Global Advisors Russell 2000 Fund*	**	Common/Collective Trust	627,528
T.Rowe Price 2025 Fund	**	Mutual Fund	15,779,913
Lord Abbett Developing Growth Fund	**	Mutual Fund	15,288,667
T.Rowe Price 2020 Fund	**	Mutual Fund	12,762,641
T.Rowe Price 2030 Fund	**	Mutual Fund	11,712,588
Columbia Dividend Opportunity Fund	**	Mutual Fund	10,881,943
American Funds EuroPacific Growth Fund	**	Mutual Fund	10,313,623
PIMCO Total Return Fund	**	Mutual Fund	9,339,621
T.Rowe Price 2035 Fund	**	Mutual Fund	8,800,473
T.Rowe Price 2015 Fund	**	Mutual Fund	7,417,103
T.Rowe Price 2040 Fund	**	Mutual Fund	7,020,867
Wells Fargo Advantage Growth Fund	**	Mutual Fund	6,529,837
T.Rowe Price 2045 Fund	**	Mutual Fund	4,675,022
T.Rowe Price 2050 Fund	**	Mutual Fund	2,127,787
Artisan Midcap Value Fund	**	Mutual Fund	1,816,288
ING FMR Diversified Midcap Fund*	**	Mutual Fund	1,569,435
ING Columbia Small Cap Fund*	**	Mutual Fund	1,463,038
T.Rowe Price 2010 Fund	**	Mutual Fund	1,433,696
T.Rowe Price Income Fund	**	Mutual Fund	958,670
Dodge & Cox International Fund	**	Mutual Fund	762,589
Vanguard International Stock Fund Signal Shares	**	Mutual Fund	602,331
Apogee Enterprises, Inc. Common Stock*	**	Employer Securities	7,799,659

Loans to participants, with maturity dates ranging from 1/1/12 to 11/13/26 and with interest rates ranging from 4.25% to 9.50%*,***	**	Participant Loans	9,445,631

TOTAL			$210,681,692

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.
***	Net of $43,000 in deemed loan distributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.,
the Plan Administrator

	By:	/s/ James S. Porter
James S. Porter
Chief Financial Officer

Date: June 26, 2012